November 2010
Pricing Sheet dated November 26, 2010 relating to
Free Writing Prospectus dated November 4, 2010
Registration Statement No. 333-158385
Filed pursuant to Rule 433

HSBC �)◣◥

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Buffered PLUS Based on the Value of the S&P 500® Index due November 28, 2012
Buffered Performance Leveraged Upside Securities[SM]

PRICING TERMS – November 24, 2010	
Issuer:	HSBC USA Inc.
Maturity date:	November 28, 2012, subject to adjustment as described in the accompanying underlying supplement no. 3
Underlying index:	S&P 500® Index
Aggregate principal amount:	$11,433,550

Payment at maturity:	• If the final index value is *greater than* the initial index value:
	    $10 + the leveraged upside payment
	    In no event will the payment at maturity exceed the maximum payment at maturity.
	• If the final index value is *less than or equal to* the initial index value but has decreased from the initial index value by an amount *less than or equal to* the buffer amount of 10%:
	    $10
	• If the final index value is *less than* the initial index value and has decreased from the initial index value by an amount *greater than* the buffer amount of 10%:
	    ($10 x the index performance factor) + $1.00
	    This amount will be less than the stated principal amount of $10. However, under no circumstances will the Buffered PLUS pay less than $1.00 per Buffered PLUS at maturity, subject to the credit risk of HSBC.

Leveraged upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	200%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,180.73, which was the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	November 23, 2012, subject to adjustment as described in the accompanying underlying supplement no. 3
Buffer amount:	10%
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$11.90 per Buffered PLUS (119% of the stated principal amount)
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS (see "Commissions and Issue Price" below)
Pricing date:	November 23, 2010
Original issue date:	November 29, 2010 (3 business days after the pricing date)
CUSIP:	40432R468
ISIN:	US40432R4680
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc.

Commissions and Issue Price:	Price to Public[1]	Fees and Commissions[1][2]	Proceeds to Issuer
Per Buffered PLUS	$10	$0.225	$9.775
Total	$11,433,550	$257,254.87	$11,176,295.13

(1) The actual price to public and fees and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Buffered PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per Buffered PLUS. Please see "Syndicate Information" on page 5 of the accompanying free writing prospectus for further details about the applicable price to public and fees and commissions.

(2) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.225 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of $0.225 for each Buffered PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)."

You should read this document together with the free writing prospectus describing the offering and the related underlying supplement no. 3, product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

    The free writing prospectus at: http://sec.gov/Archives/edgar/data/83246/000114420410057516/v200928_fwp.pdf
    The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm
    The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
    The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
    The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

The Buffered PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplement no. 3) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, product supplement and underlying supplement no. 3 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplement no. 3 if you request them by calling toll-free 1-866-811-8049.

"Performance Leveraged Upside Securities[SM]" and "PLUS[SM]" are service marks of Morgan Stanley.